Vast and Mabanaft Award SM1 Engineering Contracts to Fichtner and bse Methanol, with Arup’s Dr. Amy Philbrook as Project Manager

Port Augusta, South Australia, 8th October 2024 – Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a renewable energy company planning to power green fuels production, today announced a significant milestone in the development of its green methanol plant, SM1. Vast and its consortium partner, global energy company Mabanaft, have awarded international engineering group Fichtner and German e-fuels leader bse Methanol contracts to commence pre-front-end engineering and design (FEED) work. This follows the appointment of Dr. Amy Philbrook, Arup’s Australasia Clean Fuels Technical Lead, as Project Manager.

Part of the Port Augusta Green Energy Hub in South Australia, SM1 will have the capacity to produce 7,500 tonnes of green methanol each year. Methanol is one of the most versatile hydrogen derivatives and, if produced using clean energy, it has the potential to decarbonise shipping and aviation fuels. SM1 will be supplied with baseload clean and renewable heat from Vast’s 30 MW / 240 MWh concentrated solar thermal power (CSP) plant.

Fichtner has extensive experience designing and engineering renewable energy projects globally, including energy storage and hydrogen, and has played a key role in the development of SM1. Fichtner’s role in the project builds off their recent report that highlighted using CSP in green fuels production can potentially reduce costs by up to 40 percent. SM1 is a first-of-its-kind project that can demonstrate this potential and catalyse Australia’s green fuels industry and a global pipeline of projects.

Pre-FEED is a critical milestone in the project’s development. A key part of Fichtner’s work will involve integrating the proven technologies to produce green methanol:
•Leilac calcination plant from fellow Australian technology company, Calix, to capture unavoidable process carbon dioxide produced in the making of cement and lime
•Methanol plant, with German technology company bse Methanol acting as process provider and Original Equipment Manufacturer (OEM). bse Methanol has developed the FlexMethanol® modules which enable the economic conversion of energy and carbon dioxide from flue gas into a chemical energy store by means of modular and decentralised production units.
•Electrolysis plant to produce hydrogen

Vast is planning to develop SM1 with consortium partner Mabanaft, a global energy company, after signing a joint development agreement in June 2024. The project has secured funding agreements for up to AUD $19.48 million from the Australian Renewable Energy Agency (ARENA) and up to EUR 12.4 million from Projektträger Jülich (PtJ) on behalf of the German government.

Craig Wood, CEO of Vast, said, “Commencing pre-FEED is an important milestone to progress SM1, a green methanol project that has the potential to make a real difference to the hard-to-abate transport sector. We’re looking forward to building on Fichtner and bse Methanol’s strong platform of work to date to deliver SM1, and it’s fantastic to have Dr. Philbrook onboard as a leading clean fuels expert to help deliver this unique project.”

Philipp Kroepels, Director of New Energy at Mabanaft, said, “With the commissioning of Fichtner and bse Methanol, the SM1 project demonstrates tangible progress in shaping the future. In the engineering group Fichtner and bse Methanol, we see two well-known and experienced partners who can make a significant contribution to the successful realisation of the innovative solar methanol plant in Port Augusta, planned jointly with Vast.”

Dr. Amy Philbrook from Arup said, “Arup is excited to contribute to this pioneering solar methanol project, which is poised to transform the transport sector. With a strong consortium and cutting-edge technologies, SM1 is well placed to deliver Australia’s first solar fuel project. I’m thrilled to be part of a team driving such a critical and innovative project.”

Alex Dronoff, CEO of Fichtner Australia, and Dr. Joachim von Schnitzler, Project Manager of Fichtner’s international engineering team and Head of Future Fuel & Gas, said, “We are very pleased and excited to be continuing journey with Vast and Mabanaft, having been contracted as engineering partner for the overall plant design and the integration of technology packages with the commencement of the pre-FEED. Fichtner has supported the SM1 project over the last few years, including during the application for funding as part of the German-Australian HYGATE Program, and we are proud to continue supporting this promising development.”

Christian Schweitzer and Sten Wranik, Managing Directors of bse Methanol, said, “We are proud to receive the pre-FEED contract from the SM1 team for our technology and to be part of the Australian and German team for this amazing project. The selection is a clear commitment by our industry partners to the use of our prefabricated and transportable methanol modules at commercial scale, and we’re excited to show the flexible operation of our methanol synthesis alongside power in Australia.”

About Vast

Vast is a renewable energy company that has developed CSP systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to unlock the production of green fuels. Vast’s CSP v3.0 approach to CSP utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

Visit www.vast.energy for more information.

Contacts:
Vast
For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com

For US Media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding SM1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project (including SM1), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov